7/23

02042840

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Megastar Development Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2553 FISCAL YEAR 2/28/02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 7/25/02

82-2553

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

02 JUL 23 AM 10:45

INCORPORATED AS PART OF:

X Schedule A

X Schedule B
(place X in appropriate category)

ISSUER DETAILS

SUPPL ARS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Megastar Development Corp.	February 28, 2002	02/07/12

2/28/02

ISSUER'S ADDRESS **9110 Glover Road, Suite #5, PO Box 865**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Fort Langley	BC	V1M 2S2	604-888-3268	604-888-0786

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Peter Haladin	Director	604-888-0786

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
haladin@bc-alter.net	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
	PETER HALADIN	02/07/12
	Jerry Minni	02/07/12

(Electronic signatures should be entered in "quotations")

MEGASTAR DEVELOPMENT CORP.

YEAR END REPORT

for the year ended February 28, 2002

Schedule A: Financial Information

- See consolidated financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs:

   Administrative Expenses
   - See consolidated financial statements attached

2. Related party transactions:
   - See Note 5 to the consolidated financial statements attached

3. Summary of securities issued and options granted during the period:

   a) Summary of common shares issued:

Date	Type	Number	Price	Net Proceeds	Consideration
Jul. 6/01	Private placement	1,430,000	$0.13	$ 154,738	Cash
Jan. 30/02	Exercise of options	220,000	$0.12	$ 26,000	Cash

   b) Summary of options granted during the period:

Date Granted	Optionee	Number	Price	Expiry Date
Feb. 6/02	Peter Haladin	326,351	$0.10	Feb. 6/07

4. Summary of securities as at the end of the reporting period:

   a) Authorized share capital
      - See Note 4 of the consolidated financial statements

   b) Number and recorded value for shares issued and outstanding
      - See Note 4 of the consolidated financial statements

   c) Summary of option, warrants and convertible securities outstanding
      - See Note 4 of the consolidated financial statements

   d) Total number of shares in each class of shares subject to escrow or pooling agreements: 131,250 common shares

5. List of Directors and Officers: Peter Haladin, President, Director and CEO
   James Reamsbotton, Director, Secretary and CFO
   Julia Harrod, Director
   Jerry Minni, Director

Schedule C: Management Discussion

- See attached

MEGASTAR DEVELOPMENT CORP.
YEAR END REPORT
for the year ended February 28, 2002

Schedule C: Management Discussion

Description of Business

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

Discussion of Operations and Financial Conditions

During the year ended February 28, 2002 the Company wrote down the Simkar Property in Quebec by $30,000. The Company has not incurred any exploration on this property during the year. Due to the recent rise in gold prices management is evaluating this property for potential opportunities. The Company has also wrote down the Jasper Mineral Claims by $47,500 and the Cyndi Mineral Claims by $19,200. The Company has not incurred any exploration on either of these properties during the year.

The Company acquired a 100% interest in 2,500 hectares in the Otish Mountain region of Quebec from the Quebec Ministry of National Resources during the year.

The Company is also evaluating several mineral properties in South Africa but has not finalized a deal on any properties.

The Company did not earn any income during the year while incurring expenses of $144,242 as compared to $115,504 during the previous year. In addition the Company spent $16,757 as compared to $$2,250 in the previous year for project investigation costs. For a detailed analysis of expenditures refer to the financial statements.

Other than the acquisition of the Otish Mountain property the Company did not enter into any material contracts during the year.

There were no legal proceedings against the Company during the period.

The Company has entered into investor relations activities with Arlitt Financials, but has terminated that relationship in February 2002, since then the Company has not undertaken any investor relations activities, except responses to shareholders of questions directed to the issuer's directors.

Subsequent Events

Subsequent to February 28, 2002 the Company granted, subject to regulatory approval, options to a director to purchase up to 100,000 common shares of the Company at $0.14 per share exercisable for a five year period.

In addition the Company issued 88,000 common shares at $0.12 per share pursuant to the exercise of stock options to net the Company $10,560 after February 28, 2002.

Financings, Principal Purposes and Milestones

During the year the Company completed a private placement in the amount of $185,900 and received an additional $26,400 from the exercise of stock options. The proceeds were used for general working capital and to cover the issue cost of the private placement.

Liquidity and Solvency

The Company had a working capital deficiency of $29,764 at February 28, 2002.

MEGASTAR DEVELOPMENT CORP.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002 and 2001

AUDITORS' REPORT

To the Shareholders,
Megastar Development Corp.

We have audited the consolidated balance sheets of Megastar Development Corp. as at February 28, 2002 and 2001 and the consolidated statements of loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
June 4, 2002

Chartered Accountants

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED BALANCE SHEETS
February 28, 2002 and 2001

ASSETS		2002		2001
Current				
Cash	$	7,450	$	1,493
Accounts receivable		2,184		6,342
Advance receivable		1,340		-
Prepaid expenses		-		12,768
		10,974		20,603
Resource properties – Schedule 1 and Note 3		11,323		96,700
	$	22,297	$	117,303
LIABILITIES				
Current				
Accounts payable – Note 5	$	40,738	$	42,183
Due to related parties – Note 5		-		17,000
		40,738		59,183
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share capital – Notes 4 and 8		4,830,885		4,649,747
Deficit		(4,849,326)		(4,591,627)
		(18,441)		58,120
	$	22,297	$	117,303

Nature and Continuance of Operations – Note 1
Commitments – Note 4
Subsequent Events – Note 8

APPROVED BY THE DIRECTORS:

SEE ACCOMPANYING NOTES

________________________________, Director ________________________________, Director

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED STATEMENTS OF DEFICIT
for the years ended February 28, 2002 and 2001

	2002	2001
Deficit, beginning of year	$ (4,591,627)	$ (3,680,178)
Net loss for the year	(257,699)	(911,449)
Deficit, end of year	$ (4,849,326)	$ (4,591,627)

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENTS OF LOSS

for the years ended February 28, 2002 and 2001

	2002	2001
Administrative Expenses		
Accounting fees – Note 5	$ 7,500	$ 13,030
Administrative fees – Note 5	24,000	11,000
Bank charges and interest	588	294
Filing fees	4,223	6,051
Investor relations	30,574	1,427
Legal fees	20,315	26,305
Management fees – Note 5	30,000	34,500
Office, telephone and miscellaneous – Note 5	12,514	4,904
Rent – Note 5	-	6,250
Transfer agent fees	4,903	9,237
Travel	9,625	-
Wages and benefits	-	2,506
Loss before other items	(144,242)	(115,504)
Other Items:		
Gain on write-off of accounts payable	-	8,330
Write-down of resource properties to net recoverable value – Note 3	(96,700)	(802,025)
Project investigation costs	(16,757)	(2,250)
Net loss for the year	$ (257,699)	$ (911,449)
Basic and diluted loss per share	$ (0.04)	$ (0.23)

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended February 28, 2002 and 2001

	2002	2001
Operating Activities		
Net loss for the year	$ (257,699)	$ (911,449)
Add (deduct) items not involving cash:		
Gain on write-off of accounts payable	-	(8,330)
Write-down of resource properties to net recoverable value	96,700	802,025
	(160,999)	(117,754)
Changes in non-cash working capital items:		
Accounts receivable	4,158	(3,244)
Advance receivable	(1,340)	-
Prepaid expenses	12,768	(11,518)
Accounts payable	(1,445)	(83,164)
Due to related parties	(17,000)	7,420
	(163,858)	(208,260)
Investing Activity		
Resource properties expenditures	(11,323)	(71,397)
Financing Activity		
Issue of common shares	181,138	281,150
Increase in cash during the year	5,957	1,493
Cash, beginning of year	1,493	-
Cash, end of year	$ 7,450	$ 1,493
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

Non-cash Transactions – Note 7

SEE ACCOMPANYING NOTES

Schedule I

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED STATEMENTS OF RESOURCE PROPERTIES
for the year ended February 28, 2001 and 2002

Resource Properties	Balance February 29, 2000	Additions	Write-down	Balance February 28, 2001	Additions	Write-down	Balance February 28, 2002
Simkar Property, Quebec							
Acquisition costs:							
Cash	$ 6,200	$ -	$ -	$ 6,200	$ -	$ -	$ 6,200
Shares	500,000	-	-	500,000	-	-	500,000
Shares (finder's fees)	45,000	-	-	45,000	-	-	45,000
	551,200	-	-	551,200	-	-	551,200
Deferred exploration costs:							
Assessment fees	262	206	-	468	-	-	468
Drilling	139,647	-	-	139,647	-	-	139,647
Geological assays	69,331	-	-	69,331	-	-	69,331
Mapping	4,709	-	-	4,709	-	-	4,709
Preparatory work	8,886	-	-	8,886	-	-	8,886
Reporting	6,931	23,691	-	30,622	-	-	30,622
Signs	3,489	-	-	3,489	-	-	3,489
Surveying	23,673	-	-	23,673	-	-	23,673
	256,928	23,897	-	280,825	-	-	280,825
	808,128	23,897	-	832,025	-	-	832,025
Write-down to net recoverable value	-	-	(802,025)	(802,025)	-	(30,000)	(832,025)
	808,128	23,897	(802,025)	30,000	-	(30,000)	-

.../Cont'd.

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.

Schedule I – (Continued)

CONSOLIDATED STATEMENTS OF RESOURCE PROPERTIES

for the year ended February 28, 2001 and 2002

Resource Properties	Balance February 29, 2000	Additions	Write-down	Balance February 28, 2001	Additions	Write-down	Balance February 28, 2002
Jasper Mineral Claim, B.C.							
Acquisition costs:							
Cash	-	47,500	-	47,500	-	(47,500)	-
	-	47,500	-	47,500	-	(47,500)	-
Cyndi Mineral Claim, B.C.							
Acquisition costs:							
Shares	-	19,200	-	19,200	-	(19,200)	-
	-	19,200	-	19,200	-	(19,200)	-
Otish Mountain Claim, Quebec							
Acquisition costs:							
Cash	-	-	-	-	10,000	-	10,000
Deferred exploration costs							
Assessment fees	-	-	-	-	1,323	-	1,323
	-	-	-	-	11,323	-	11,323
	$ 808,128	$ 90,597	$ (802,025)	$ 96,700	$ 11,323	$ (96,700)	$ 11,323

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is a development stage public company whose shares trade on the TSX Venture Exchange. The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under resource property agreements and to complete the development of the properties, and upon future profitable production or the sale thereof.

These consolidated financial statements have been prepared on a going concern basis. At February 28, 2002, the Company has a working capital deficiency of $29,764 and has incurred losses of $4,849,326 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the British Columbia Company Act.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results could differ from these estimates.

The consolidated financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary, 1055019 Ontario Limited, ("OntarioCo"). All inter-company transactions have been eliminated.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(b) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(c) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

(d) Basic and Diluted Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(e) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable, advance receivable, accounts payable and due to related parties approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(f) Stock-based Compensation Plan

The Company has approved share purchase options which are detailed in Note 4. No compensation expense is recognized for these plans when shares or share purchase options are issued to employees and directors. Any consideration paid by employees and directors on the exercise of share purchase options or purchase of shares is credited to share capital. If shares are repurchased, the excess of the consideration paid over the carrying amount of the shares is charged to deficit.

(g) Income Taxes

Effective March 1, 2001, the Company retroactively has adopted the asset and liability method of accounting for income taxes, following new standards recommended by the Canadian Institute of Chartered Accountants ("CICA"). The effect of adopting the standards was not considered significant and did not impact amounts reported in prior years. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Resource Properties

(a) Simkar Property, Quebec, Canada

The Company's wholly-owned subsidiary has a 100% interest in two mining concessions totalling 557 acres located in Louvicourt Township, Quebec.

During the year ended February 28, 2001, management of the Company wrote-down the property by $802,025 to an estimated net recoverable value of $30,000.

During the year ended February 28, 2002, management of the Company wrote-down the property by $30,000 to an estimated net recoverable value of $Nil.

Note 3 Resource Properties – (cont'd)

(b) Jasper Mineral Claim, British Columbia, Canada

By an agreement dated January 18, 2001, the Company acquired a 100% undivided interest in the Jasper mineral claim consisting of 12 units located in the Nanaimo Mining District of British Columbia for cash of $47,500.

During the year ended February 28, 2002, the Company recorded a write-down of $47,500 on this mineral claim.

(c) Cyndi Mineral Claim, British Columbia, Canada

By an agreement dated February 4, 2001, the Company acquired a 100% undivided interest in the Cyndi mineral claim consisting of 16 units located in the Nanaimo Mining District of British Columbia. As consideration, the Company issued 120,000 common shares at $0.16 per share.

During the year ended February 28, 2002, the Company recorded a write-down of $19,200 on this mineral claim.

(d) Otish Mountain Property, Quebec, Canada

During the year ended February 28, 2002, the Company acquired a 100% interest in 2,500 hectares in the Otish Mountain region of Quebec from the Quebec Ministry of National Resources for cash of $10,000.

Note 4 Share Capital

a) Authorized:

100,000,000 common shares without par value

b) Issued:	2002 Number	2002 $	2001 Number	2001 $
Balance, beginning of year	4,877,020	4,649,747	9,913,131	4,242,659
Pursuant to the exercise of share purchase options – at $0.10	-	-	1,950,000	195,000
– at $0.12	220,000	26,400	-	-
Pursuant to shares for debt settlement – at $0.10	-	-	1,067,380	106,738
	5,097,020	4,676,147	12,930,511	4,544,397
Consolidation 3 for 1	-	-	(8,620,341)	-
Pursuant to a private placement – at $0.16	-	-	375,000	60,000
– at $0.13	1,430,000	185,900	-	-

Note 4 Share Capital – (cont'd)

b) Issued: – (cont'd)

	2002 Number	2002 $	2001 Number	2001 $
Issue costs	-	(31,162)	-	-
Pursuant to the exercise of share purchase warrants – at $0.60	-	-	15,250	9,150
Pursuant to the exercise of share purchase options – at $0.30	-	-	56,600	17,000
Pursuant to a mineral property acquisition agreement – at $0.16	-	-	120,000	19,200
Balance, end of year	6,527,020	4,830,885	4,877,020	4,649,747

c) Share Consolidation:

During the year ended February 28, 2001, the Company consolidated its share capital on the basis of three old shares for one new share and increased the number of authorized common shares to 100,000,000 common shares.

d) Escrow:

At February 28, 2002, 131,250 shares (2001: 131,250) are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

e) Commitments:

Share Purchase Warrants

At February 28, 2002, the Company had 1,948,000 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Quantity	Exercise Price Per Warrant	Expiry Date
375,000	$0.19	February 15, 2003
1,573,000	$0.20	July 6, 2002
1,948,000		

Note 4 Share Capital – (cont'd)

e) Commitments: - (cont'd)

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant.

A summary of the status of the stock option plan as of February 28, 2002 and 2001 and changes during the years then ended is presented below:

	2002		2001	
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding at beginning of year	438,000	$0.12	863,000	$0.17
Granted	-	-	620,000	$0.10
Exercised	-	-	(450,000)	($0.10)
Forfeited	-	-	(769,000)	($0.18)
	438,000	$0.12	264,000	$0.16
Consolidation 3 for 1	-	-	(176,000)	-
	438,000	$0.12	88,000	$0.39
Granted	326,351	$0.10	438,000	$0.12
Exercised	(220,000)	($0.12)	(56,600)	($0.30)
Forfeited	-	-	(31,400)	($0.54)
Outstanding and exercisable at end of year	544,351	$0.11	438,000	$0.12

At February 28, 2002, there are 544,351 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Price	Expiry Date
218,000	$0.12	December 29, 2005
326,351	$0.10	February 6, 2007
544,351		